FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana,
278 28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Presentation dated January 26, 2006, entitled, “Estimated Reserves Revision.”

2.	Official Notice dated January 26, 2006, entitled, “Repsol YPF Announces 25% Reserves Reduction.”

3.	Official Notice supplementing Item 2 above.

REPSOL YPF
Estimated

                               Reserves Revision

                                                                26 January 2006

Disclaimer

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to:
price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

In particular, this announcement also contains forward-looking statements regarding expected revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions.
These revisions are being made in connection with the estimation of proved reserves at December 31, 2005, which is an ongoing process. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. Due to various factors, many of which are beyond Repsol YPF's control, the final estimates of proved reserves at
December 31, 2005 or prior dates may, however, differ materially from Repsol
YPF's expectations contained in this announcement. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement may be revised in light of the results of the independent review being conducted by the audit committee.

For a further discussion of the factors that could affect our future results, see "Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Summary

o     Disclosure of reserves revisions
o     Estimated economic and financial impact
o     Reasons for the revisions
o     Tasks undertaken during 2005
o     Repsol YPF E&P challenges
o     Following our strategy

Disclosure of reserves revisions

o    Reserves revisions

     o    Proved reserves at end-2005 expected to be revised downward by 1,254
          Mboe, representing 25% of end-2004 proved reserves

Mboe                          Argentina     Bolivia     RoW     Total
                              ----------------------------------------

December 31, 2004(c)             2,364       1,309     1,253    4,926(a)
Expected Revisions                (509)       (659)      (86)  (1,254)(b)

(a)  Includes 621 Mboe relating to the minority interest of Empresa Petrolera
     Andina, S.A.
(b)  Includes 333 Mboe relating to the minority interest of Empresa Petrolera
     Andina, S.A.
(c)  All reserves as of December 31st, 2004 were audited according to the triennial plan started in 2002

Oil vs. Gas

December 31, 2004                                             December 31, 2005

                           71% of revisions are gas

Argentina
Bolivia
T&T
Rest of the World

Split by Country

December 31, 2004                                             December 31, 2005

                        52% of revisions are in Bolivia

Estimated Economic and Financial Impact

o    Limited Ceiling Test impairment charge: less than (euro)50 million, due to:

     o    Low net accounting value of the assets
     o    Reserves to be produced in the latest years of production
     o    Current high levels of oil and gas prices

McKelvy Diagram

Reasons for the Revisions

The two main reasons are:

o    Changes in legal and contractual framework:
     o    New Hydrocarbon Law in Bolivia
          o    Reduced investments due to economics
          o    Brazil gas purchase extension in doubt
     o    New JVs in Venezuela

o    Field performance and new data yielding a deeper understanding of the affected reservoirs

Other reasons are:

o    Reserves expected to be produced, based on contract extensions by renewal in Argentina, are no longer reasonably certain

o    Other normal annual revisions, including PSC effects

Bolivia

o    San Alberto and Sabalo:

     o    Increased new Hydrocarbon Law taxes worsen the project economics and created commercial uncertainty with respect to the likelihood of the extension of the gas supply agreement

     o    Reduction of estimates of the Initial Gas in Place (IGIP) due to the evolution of wellhead production pressure

o    Yapacani, Vibora y Sirari:

     o    The new Hydrocarbon Law has made the planned Rio Grande gas plant and pipeline expansions for the field no longer economic

     o    Reduction of LPGs and gasoline recoverable from the above gas production expansion

o    Rio Grande:

     o    Poor performance from workover wells

o    Loma la Lata:

     o    Adjustments in the reserves estimation model due to field performance throughout 2004 y 2005

     o    The future recovery of revised volumes requires a higher price scenario that allows for the use of non-conventional lifting methods

o    Chihuido de la Sierra Negra:

     o    Reduction of the total water and oil flow because of lower injection capacity

o    Ramos:

     o    Reduction based on new data about field pressure

o    Aguada Toledo and Sierra Barrosa:

     o    Reevaluation on the gas cap of the reservoirs

o    Elimination of reserves due to uncertainty regarding the extension of concessions in Argentina amount to 67 Mboe

Venezuela

o    Signature of transition agreements to convert existing operating services agreements to JVs with PDVSA

o    Final terms for JVs still under negotiation, at least 51% stake for PDVSA

o    Estimated impact 52 million bbl under the most updated scenario

o    Under a better case scenario the reserves could then be rebooked

10 Main Revised Fields

	Field Name	Revised Reserves (Mboe)	%	% Accum.	Last Audited Year	Audit in 2005
1	Sábalo	273.3	22%	22%	2004	✓
2	San Alberto	253.4	20%	42%	2004	✓
3	Loma la Lata	251.8	20%	62%	2002	✓
4	Yapacaní + others	75.1	6%	68%	2004	✓
5	Chihuido Sierra Negra	73.5	6%	74%	2002	✓
6	Río Grande	61.1	5%	79%	2004	✓
7	Venezuela JVs	52.4	4%	83%	2002	✓
8	Ramos	36.5	3%	86%	2004	
9	A. Toledo - Sierra Barrosa	22.7	2%	88%	2003	✓
10	Tin Fouye Tabankort	17.7	1%	89%	2003	
	Others	136.7	11%	100%		
		1,254	**100%**			

Bolivia

Argentina

Rest of World

13

Tasks Undertaken During 2005

o    Creation of an independent Reserves Control Group

o    Independence of the internal reserves audit function from the business units (segregation of duties)

o    Assignment to the Audit Committee of oversight responsibility for reserves control

o    Update and approval of a new internal Reserves Reporting Manual

o    Wide training of employees in the new Reserves Reporting Manual

o    Approval of the new triennial plan for external audit of the reserves

o    Commissioned two external audits of the San Alberto and Sabalo fields
     (Bolivia) and Loma la Lata (Argentina)

Repsol YPF E&P Challenges

o    Repsol YPF today:

     o    Highly concentrated company in South America

     o    Strength in LNG and refining businesses

o    Repsol YPF challenges in E&P:

     o    Generation of exploratory resources and improvement of reserves

     o    Managing the decline of the fields and rising costs in Argentina

     o    Maximizing our current position in Venezuela

     o    Making the Bolivian Government's needs compatible with a rational development of the hydrocarbon's industry

Following our Strategy

o    Keeping strategic guidelines:

     o    Upstream as a driver for growth

     o    Downstream and ABB key core business with high free cash-flow generation

o    Progression made in the Upstream business through 2005:

     o    Out of ABB, increasing the activity in E&P to pre-YPF's adquisition levels of exploration activity

     o    Focusing on low risk and short/medium term delivery of our North
          African ventures

     o    Building in our presence in Venezuela and T&T

     o    Strengthening LNG project developments

     o    Offshore exploration of the Southern Cone an opportunity for growth

     o    Growing our activity in North America, South of Mexico and Middle
          East

                               Investor Relations

Spain                                         USA
P Castellana 278-280                          1330 Lake Robbins Drive, Suite 400
28046 Madrid (Spain)                          The Woodlands Houston,
Tel: 34 913 48 55 48                          77380, Texas USA
Fax: 34 913 48 87 77                          Tel: +1 281-681-7200

                        E-mail: inversores@repsolypf.com
                           Website: www.repsolypf.com

Item 2

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, January 26th, 2006
Ner of pages: 12

Repsol YPF Announces 25% Reserves Reduction

  Repsol YPF today announced expected downward revisions in its proved reserves of 1,254 million BOE.

  These revisions relate primarily to natural gas reserves. The majority are located in Bolivia (52%) and Argentina (41%), along with smaller amounts in Venezuela and elsewhere.

  The revisions were mainly driven by changes in the applicable legal framework in Bolivia, due to the new Hydrocarbon Law and greater knowledge of certain fields in that country and Argentina.

  The revisions are currently expected to result in an asset impairment charge of less than €50 million. Repsol YPF anticipates 2005 earnings to be consistent with results for the first three quarters.

  Repsol YPF management has taken a number of steps in the past year to enhance reserves booking procedures, including the creation of an independent Reserves Control Group separated from the business units.

  The Audit Committee was assigned last April the oversight responsibility for reserves control, with the Reserves Control Group reporting directly to the Audit Committee.

  An independent review into the circumstances of the revisions is being conducted by the Audit Committee.

DETAILS FOR THE CONFERENCE CALL
Thursday, 26th January 2006
10.00h (Madrid) 09.00h (London)
     Dial in number for Spain: +34 917879672
Back Up dial number: +34 914142012
Dial in number UK: 08002799163
Dial in number US: 18667934275
See appendix for replay and the rest of toll-free numbers
Unique access Code: 90667008#

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

DETAILS FOR THE PRESS CONFERENCE
Thursday, 26th January 2006
12.00h (Madrid) 11.00h (London)

Both the Conference Call and the Press Conference can be seen on the company’s website:
www.repsolypf.com

2

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

I. ESTIMATED PROVED RESERVES REVISION

In connection with the determination of its worldwide proved oil and gas reserves (as defined by the SEC) at December 31, 2005, Repsol YPF expects to make downward revisions of 1,254 million barrels of oil equivalent (BOE) against its previous estimates. This amount represents 25 % of total proved reserves at December 31, 20041.

The revisions were made as the result of work conducted by teams which included the company’s Reserves Control Group as well as internal and external professionals, under the supervision of the Audit Committee of the Board of Directors. The Audit Committee assumed last April the responsibility for the independent supervision of reserves. This revision confirms the company’s firm commitment to rigor and independence for its internal control mechanisms.

The largest part of these revisions (52%), 659 million BOE, corresponds to adjustments made for Bolivia, which has been especially affected by uncertainties generated regarding the application of that country’s new Hydrocarbon Law; 509 million BOE (41%) as a result of revisions in Argentina; and 86 million of BOE for the rest of the world.

The revisions announced today reflect the company’s best estimate; however, final proved reserve amounts may be subject to revision in the event of further legal, commercial or operating developments. Final proved reserve amounts at December 31, 2005 will also reflect additional ordinary course adjustments for production, improved recovery, acquisitions, discoveries and extensions. The company currently expects that the determination of these adjustments will be completed by the end of February and will not give rise to material additional adjustments.

The detail of affected fields by this revision is the following:

1 As of the end of 2004, consistent with the company’s triennial plan for reserves review, the external review was completed for all the fields by independent petroleum engineers.

3

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

	Revision M boe	% over total rev.
Sábalo	273.3	21.8%
San Alberto	253.4	20.2%
Yapacani, Víbora y Sirari	75.1	5.9%
Río Grande	61.1	4.9%
Other Bolivia	-4.3	-
Total Bolivia (*)	658.6	52.5%

Loma la Lata	251.8	20.2%
Chihuido Sierra Negra	73.5	6.0%
Ramos	36.5	2.9%
Aguada Toledo	22.7	1.8%
Other Argentina	124.7	9.9%
Total Argentina	509.3	40.6%

Total Venezuela	58.6	4.7%

Tin Fouye Tabankort	17.7	1.4%
Other Rest of World	10.0	0.8%
Total Rest of World	27.7	2.2%
	1,254	100%

Note: Individual field data is presented only for the ten fields with the largest revisions.

(*) Includes 333 million BOE relating to the minority shareholders of Empresa Petrolera Andina, S.A.

II. REASONS BEHIND THE ESTIMATED RESERVES REVISION

The bulk of the revisions are attributable to two main factors:

  Changes in the laws to which company operations are subject in the jurisdictions in which it operates. These changes have affected investment decisions and will require modifications in the contractual arrangements between company operations and the governments in these jurisdictions. In particular, in Bolivia, the introduction of the new Hydrocarbon Law has rendered future production at certain fields and several development projects no longer commercially viable. In Venezuela, negotiations are ongoing

4

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com to transform existing commercial arrangements into new joint ventures with PDVSA, which will have an impact on the company´s working interests.

  Field performance and other data, yielding a deeper understanding of the affected reservoirs.

An additional factor relates to the Argentine Concession. Proved reserves expected to be produced based on contract extensions contemplated in the Argentine Concession have been eliminated because renewal of the concession is not reasonable certain.

Other normal annual revisions, including the impact of changes in hydrocarbon prices on production sharing contracts (PSCs), are expected to account for the remainder of the total.

The revisions relate mainly to natural gas fields that are largely developed. Consequently proved developed reserves account for approximately 75% of the total revisions.

The specific reasons for the revision in each of the main affected fields can be summarized as follows:

BOLIVIA

The new Hydrocarbon Law, enacted in May 2005, dramatically alters the applicable tax regime and the commercial and operating environment for the oil and gas industry in Bolivia. The main changes introduced by the law are:

  An increase in royalties from 18% to 50%.

  Existing contracts with the government must be made consistent with the terms of the new law but implementing regulations, which would specify the nature and extent of required changes, including key economic terms, have not been issued.

  Tightening restrictions on the ability to sell hydrocarbon production.

These changes have had a significant impact on the anticipated economics of new development, affected the commercial viability of many marginal fields, reduced the expected profitability of existing production and introduced commercial uncertainties that could affect the ability to fulfill existing supply contracts in the future.

5

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

New changes in the legal and, or contractual framework, or the possibility that the Government elects to receive royalties in kind in the future, instead of in cash, as it is today, may modify the figures mentioned above.

San Alberto and Sábalo

In the San Alberto and Sábalo fields, the downward revision in proved reserves is mainly due to the following reasons:

  Although these fields have a short production history, the decline in pressure in 2004 and 2005, together with new volumetric calculations, has led to a reduction in the estimated hydrocarbons in place for the purpose of estimating proved reserves.

  At the present time, there is inadequate legal certainty to support a commitment to new investment in these fields. Implementing regulations under the new Hydrocarbon Law have not been published. These regulations will impact the profitability of the new investments necessary to develop future facilities.

  Similarly, the change in the legal framework has created commercial uncertainty with respect to the execution of new contracts including contracts of gas to the Brazilian market after the existing contract expires in 2019. Although there may still be commercial justification for these future contracts, the legal uncertainty, together with the need to make additional infrastructure investments in order to supply the additional gas volumes, brings the need to de-book the proved reserves associated with these additional sales.

  There has been a reduction of 526.7 million BOE.

Yapacaní, Víbora and Sirari

As a result of the new Hydrocarbon Law in Bolivia, and until the law´s final provisions are better understood, the following new investments in development and infrastructure in these fields have been put on hold:

  The planned expansion of the gas treatment plant serving the Yapacaní field, which is necessary, among other things, to process gas coming from this and other fields beyond 2006.

  The increase in the transportation capacity of the Boomerang area pipeline which serves the Yapacaní field.

6

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Reduction of volumes of LPG and gasoline recovered by the Río Grande plant as a result of reduced output from the Yapacaní gas treatment plant.

These decisions have resulted in negative revisions of proved reserves in these fields equal to 75 million BOE.

Río Grande

Production performance following workovers that was significantly lower than expected has led to a downward revision in the Río Grande and other fields in this region of 61 million BOE.

ARGENTINA

Loma La Lata

As was previously disclosed to the market, a downward revision of proved reserves in the amount of 72.6 million BOE was recorded as of December 31, 2004. The decline in pressure observed for this field in 2004 and 2005 indicated that a portion of the initial gas in place (IGIP) could not be recoverable with reasonable certainty under present technical, economic and operating conditions. In particular, the lack of balance between the pressures detected in the various layers and zones of the field indicated a limited interconnection between these layers and zones.

Commercial exploitation of those gas volumes without a connection to the producing zones of the field will require the implementation of non-conventional recovery methods, which would require pilot testing in order to support the classification of the volumes as proved reserves.

All these reasons have lead to a downward revision of 252 M boe in proved reserves.

Chihuido de la Sierra Negra

Production performance of this field has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with injector equipment, which has caused a downward deviation in short- and medium-term production estimates.

This updated evaluation of field performance has led to a downward revision of 38.5 million stb in proved reserves. Uncertainty regarding the extension of the concession contract accounted for an additional 35 million stb of the total revision for the field.

7

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Ramos

Balance of materials analysis incorporating the latest static pressures observed for the field indicated a reduction in the IGIP, which in turn resulted in a downward revision of previous estimates of proved reserves of 36.5 million BOE.

Aguada Toledo and Sierra Barrosa

This area has been used for underground gas storage during the summer months. A reevaluation of the gas cap of the affected reservoirs has led to downward revision in proved gas reserves of 22.7 million BOE.

VENEZUELA

Before the end of 2005, Repsol YPF and the rest of companies holding operating service agreements in Venezuela signed transitional agreements to replace their existing contracts in the country with joint ventures with PDVSA. The final terms of these joint ventures are still under negotiation, but under Venezuelan law, PDVSA will hold a minimum 51% stake in the new joint ventures. This change in the company’s working interest in the affected fields has resulted in a revision of 52.4 million BOE. The bulk of the revision relates to the Mene Grande and Quiamare la Ceiba fields. The rest of the revision is due to other technical reasons.

ALGERIA

Tin Fouye Tabankort

At TFT, proved reserves in the main field have been reduced by 17.7 million BOE, primarily reflecting the impact of higher year-end prices on entitlements under the production sharing contract.

III. ACCOUNTING CONSEQUENCES

Under IFRS (IAS 36), the downward revision in proved reserves requires that we test the affected production assets for impairment, which is determined on the basis of discounted expected net cash flows. An initial

8

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com estimate of the aggregate impairment charge for the specific assets affected by the revisions as of December 31, 2005 is less than €50 million.

This estimated impairment charge, as a percentage of our total production assets, is much smaller than the reduction in reserves, as a percentage of total reserves, mainly due to the following factors:

  The production assets affected by the reserve reduction are carried on our books at a relatively low level compared to their recoverable value due to current and expected high hydrocarbon prices. As a result, even after the effect of the reserve reduction, the remaining recoverable value of most of these assets continue to be above their book value.

  In addition, the decline in production at the fields affected by the reserve reduction occurs predominantly in the later years of field life. As a result, the reduction in the present value of the net cash flows resulting from this decline is substantially lessened.

The above estimate is provisional and is therefore subject to further revision following more detailed analysis and the results of ongoing review by the Audit Committee. Although unaudited, the estimated impairment charge has been determined according to the same discounted cash flow methodology used for similar assets in Repsol YPF’s historical unqualified audited consolidated financial statements.

It is too early to provide the market with updated forecasts. We do not anticipate that any such revisions will have a material effect on the company’s strategy over the next several years.

IV. TASKS UNDERTAKEN DURING 2005

Since the appointment of the new senior management team, in January 2005, Repsol YPF has taken a number of steps to enhance reserves controls and procedures, including:

  Creation of an independent Reserves Control Group in order to separate the internal reserves audit function from the business units. The Reserves Control Group is independent of the E&P business and reports directly to Audit Committee on behalf of the Board of Directors.

9

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

  Assignment by the Board of Directors to the Audit Committee of oversight responsibility for reserves controls.

  Preparation, with the assistance of an outside petroleum engineering consultant, of a new internal Reserves Reporting Manual.

  Company-wide training in the new Reserves Reporting Manual.

  Implemented a triennial plan for external audit of the reserves.

  Commissioned audits by two external petroleum engineering firms of the San Alberto and Sábalo fields (Bolivia) and Loma La Lata (Argentina)

V. AUDIT COMMITTEE REVIEW

The company’s Audit Committee is conducting an independent review into the facts and circumstances of the proved reserves revisions discussed above. The Audit Committee has engaged independent counsel to assist it in this process. The scope of the review will be determined by the Audit Committee after further fact-finding. Senior management of Repsol YPF is actively cooperating with the Audit Committee review and expects to implement any recommendations made at the conclusion of their review.

10

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

DISCLAIMER

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

In particular, this announcement also contains forward-looking statements regarding expected revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005, which is an ongoing process. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. Due to various factors, many of which are beyond Repsol YPF’s control, the final estimates of proved reserves at December 31, 2005 or prior dates may, however, differ materially from Repsol YPF’s expectations contained in this announcement. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement may be revised in light of the results of the independent review being conducted by the audit committee.
For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

11

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

APPENDIX I

Replay details

Dial in on: +34 91 787 96 70
Pin number: 172170#

TOLL FREE NUMBERS

12

Item 3

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

As a supplement to the material fact filed this morning with respect to the revision of reserves, and consistent with the statements made later by Antonio Brufau during a presentation to analysts and a press conference, Repsol YPF communicates the following:

(i) Future amortization: a preliminary estimate of the increase in depreciation of production assets during 2006 as a consequence of the reserves revision is approximately 250 million euros, before tax.

(ii) Fields audited during 2005: during 2005 fields representing 53% of total reserves were reviewed by external auditors.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 26, 2006	By:	/s/ Luis Mañas

Name: Luis Mañas
Title: Chief Financial Officer